TOKYO
STAR BANK

07027437

RECEIVED

2007 OCT 19 A 8:

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

October 4, 2007.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	09/07/2007	Announcement in response to the media reports	Required by TSE to be made public immediately
2	09/14/2007	Notice of the Sale of Fixed Assets	Required by TSE to be made public immediately
3	09/14/2007	Upward Revision of Earnings Projections for the Fiscal Year Ending March 31, 2008	Required by TSE to be made public immediately

For immediate Release

September 7, 2007.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Friday, September 7, 2007) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced that, in response to the media reports that Japanese private equity firm Advantage Partners is closer to set to acquire 68 percent of Tokyo Star Bank from Dallas-based Lone Star, and at the same time buy out minority investors via a tender offer as early as this fall, it can't comment on the investment activities of specific shareholders.

For Immediate Release

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Notice of the Sale of Fixed Assets

Tokyo (Friday, September 14, 2007) – The Tokyo Star Bank, Limited ("Tokyo Star Bank") hereby announces that it has signed a contract to sell the land and buildings used for its Head Office.
Tokyo Star Bank has also signed a lease contract with the purchaser and continues to occupy the premises as its Head Office. Details of the sale are as follows:

1. Reason for the Sale

Tokyo Star Bank has found the sale would meet its interest in the course of reviewing its properties with the purpose of enhancing the efficiency of its assets.

2. Information on the Assets Sold

(1) Location	Lot No. 602 and 803, Akasaka 1-chome, Minato-ku, Tokyo
(2) Area	Land: 1,913.37 m^2
	Building: 8,297.09 m^2
(3) Proceeds of the sale	JPY 22.3 billion
(4) Book value	JPY 4.1 billion

3. Profile of the Purchaser

(1) Company name	KOWA REAL ESTATE CO., LTD.
(2) Location of headquarters	1-15-5, Minami-Aoyama, Minato-ku, Tokyo
(3) Representative	Mikio Nakura, President
(4) Paid-in capital	JPY 16.8 billion
(5) Business	Real-estate businesses
(6) Relationship to the seller	No relationship in capital, personnel or business.

4. Schedule of the Sale

Date of delivery of the assets: September 21, 2007

5. Impact on the Financial Results

As a result of the sale, JYP 18.1 billion of gains on sale of fixed assets will be reported as extraordinary gains in the fiscal year ending March 31, 2008. This amount has already been reflected in the upward revision of the forecast announced today separately.

For immediate Release

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Upward Revision of Earnings Projections for the Fiscal Year Ending March 31, 2008

Tokyo (Friday, September 14, 2007) – The Tokyo Star Bank, Limited ("the Bank") hereby announces an upward revision of its consolidated and non-consolidated earnings projections for the fiscal year ending March 31, 2008, which were released on May 25, 2007, as set forth below mainly due to excess gains from the sale of fixed assets which are the land and buildings used for the Bank's Head Office.

1. Revision of Consolidated Earnings Projections for the Fiscal Year Ending March 31, 2008

(in millions of yen except per share data and percentages)

		Ordinary income	Ordinary profits	Net income	Net income per common share (yen)
Previous earnings projections (as of May 25, 2007) (A)	For the six-months ending September 30, 2007	37,000	10,300	10,300	14,714.28
	For the year ending March 31, 2008	76,400	21,500	17,000	24,285.71
Revised earnings projections (B)	For the six-months ending September 30, 2007	39,000	12,300	17,300	24,714.28
	For the year ending March 31, 2008	76,400	21,500	23,000	32,857.14
Net change (B−A)	For the six-months ending September 30, 2007	2,000	2,000	7,000	10,000.00
	For the year ending March 31, 2008	–	–	6,000	8,571.43
Rate of change (%)	For the six-months ending September 30, 2007	5.4	19.4	67.9	67.9
	For the year ending March 31, 2008	–	–	35.2	35.2
(Reference) Earnings of the previous year (Fiscal year ended March 31, 2007)	For the six-months ended September 30, 2006	36,629	12,818	8,162	11,661.33
	For the year ended March 31, 2007	75,643	25,588	16,108	23,012.13

2. Revision of Non-Consolidated Earnings Projections for the Fiscal Year Ending March 31, 2008

(in millions of yen except per share data and percentages)

		Ordinary income	Ordinary profits	Net income	Net income per common share (yen)
Previous earnings projections (as of May 25, 2007) (A)	For the six-months ending September 30, 2007	36,500	8,500	10,000	14,285.71
	For the year ending March 31, 2008	75,300	16,000	16,200	23,142.85
Revised earnings projections (B)	For the six-months ending September 30, 2007	38,500	10,500	17,000	24,285.71
	For the year ending March 31, 2008	75,300	16,000	22,200	31,714.28
Net change (B−A)	For the six-months ending September 30, 2007	2,000	2,000	7,000	10,000.00
	For the year ending March 31, 2008	−	−	6,000	8,571.43
Rate of change (%)	For the six-months ending September 30, 2007	5.4	23.5	70.0	70.0
	For the year ending March 31, 2008	−	−	37.0	37.0
(Reference) Earnings of the previous year (Fiscal year ended March 31, 2007)	For the six-months ended September 30, 2006	35,956	11,555	7,999	11,427.17
	For the year ended March 31, 2007	73,726	21,717	15,595	22,279.33

END